UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CATASYS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449191F 104
(CUSIP Number)

Terren S. Peizer
c/o Catasys, Inc.
11150 Santa Monica Boulevard, Suite 1500
Los Angeles, CA 90025
(310) 444 4300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 449191F 104	13D

1	NAME OF REPORTING PERSON
Socius Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	44,580,988(1)

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	44,580,988(1)

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,580,988(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.66%(2)

14	TYPE OF REPORTING PERSON
OO - Limited liability company

(1) Consists of (i) 21,247,649 shares of Common Stock; and (ii) warrants to purchase an aggregate of 23,333,339 shares of Common Stock.
(2) Based on 55,341,445 shares of Common Stock of the Issuer issued and outstanding as of April 27, 2012.

CUSIP No. 449191F 104	13D

1	NAME OF REPORTING PERSON
Reserva Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	327,500

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	327,500

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
327,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.59%(1)

14	TYPE OF REPORTING PERSON
OO - Limited liability company

 (1) Based on 55,341,445 shares of Common Stock of the Issuer issued and outstanding as of April 27, 2012.

CUSIP No. 449191F 104	13D

1	NAME OF REPORTING PERSON
Bonmore, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	567,916

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	567,916

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
567,916

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.02%(1)

14	TYPE OF REPORTING PERSON
OO - Limited liability company

 (1) Based on 55,341,445 shares of Common Stock of the Issuer issued and outstanding as of April 27, 2012.

CUSIP No. 449191F 104	13D

1	NAME OF REPORTING PERSON
Terren S. Peizer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
-
4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	7	SOLE VOTING POWER	47,035,379(1)

	8	SHARED VOTING POWER	0

	9	SOLE DISPOSITIVE POWER	47,035,379(1)

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,035,379(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.62%(2)

14	TYPE OF REPORTING PERSON
IN

(1) Consists of (i) 22,143,065 shares of Common Stock; (iii) warrants to purchase 23,333,339 shares of Common Stock; and (iv) options to purchase 1,558,975 shares of Common Stocks.
(2) Based on 55,341,445 shares of Common Stock of the Issuer issued and outstanding as of April 27, 2012.

ITEM 1.  SECURITY AND ISSUER.

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements Amendment No. 1 to Schedule 13D filed by the undersigned with the Securities and Exchange Commission (“SEC”) on December 6, 2011 (“Amendment No. 1”) and the Schedule 13D originally filed by the undersigned with the SEC on October 20, 2010 and as amended on December 6, 2011 and is being filed to report the acquisition of additional shares of common stock, par value $0.0001 per share, of Catasys, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is amended and restated in is entirety as follows:

This Amendment No. 2 is being filed jointly by Socius Capital Group, LLC, a Delaware limited liability company (“Socius”), Reserva Capital, LLC, a California limited liability company (“Reserva”), Bonmore, LLC, a California limited liability company (“Bonmore”), and Terren S. Peizer, a citizen of the United States of America.  Socius, Reserva, Bonmore, and Mr. Peizer are sometimes collectively referred to as the “Reporting Persons.”  Mr. Peizer is the sole member and Managing Director of Reserva which provides investment capital to companies. Mr. Peizer is the sole member and Managing Director of Bonmore which provides investment capital to companies. Mr. Peizer is Managing Director of Socius which provides investment capital to companies.  Mr. Peizer is also Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The business address of the Reporting Persons is c/o Terren S. Peizer, 11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

During the past five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Item 3 is being amended and restated in its entirety as follows:

On April 17, 2012, the Issuer issued to Socius 10,965,050 shares of Common Stock, par value $0.0001 per share (the “Common Stock”) and a warrant to purchase 10,965,050 shares of Common Stock in exchange for $1,754,408.  The amount invested included $765,000 in cash, the exchange of the $975,000 in principal amount of the secured convertible promissory note issued on February 22, 2012, and amended on April 11, 2012, and $14,408 in interest.  For further information with respect to the transaction described above, please refer to Item 6 below.

On February 22, 2012, the Issuer issued to Socius a secured convertible promissory note in the principal amount of $775,000 (the “February Note”) and a warrant to purchase an aggregate of 2,583,334 shares of Common Stock, in exchange for $775,000 in cash.  On April 11, 2012, the Issuer and Socius amended the February Note to increase the outstanding principal amount under the February Note to $975,000 and in connection therewith, the Issuer increased the number of shares exercisable under the February Warrant to an aggregate 3,250,000 shares of Common Stock in exchange for $200,000 cash.  For further information with respect to the transactions described above, please refer to Item 6 below.

On August 17, 2011, the Issuer issued to Socius a secured convertible promissory note in the principal amount of $650,000 (the “August Note”) and a warrant to purchase an aggregate of 2,500,000 shares of Common Stock (the “August Warrant”), in exchange for $650,000 in cash. On each of November 2, 2011, November 15, 2011, November 30, 2011 and December 8, 2011, the Issuer and Socius agreed to increase the outstanding principal amount of the August Note to an aggregate of $1,250,000 and in connection therewith the Issuer increased the number of shares exercisable under the August Warrant to an aggregate of 4,807,694 shares of Common Stock. On December 27, 2011, Socius converted the August Note, as amended, in the amount of $1,286,089 of principal and interest, into 4,946,495 shares of Common Stock at $0.26 per share and received a warrant to purchase an aggregate of 8,333,333 shares of the Common Stock at $0.32 per share. For further information with respect to the transactions described above, please refer to Item 6 below.

The source of funds used by Socius to purchase the securities was working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

The information in Items 5 and 6 are incorporated by reference herein and Item 4 to the Schedule 13D is amended and restated in its entirety as follows:

Except as otherwise set forth in this Amendment No. 2, the Reporting Persons have no current or proposed plans relating to or which could result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:

(a)  The aggregate number and percentage of shares of Common Stock to which this Amendment relates is 47,035,379 shares of Common Stock, including shares underlying warrants and stock options.  This represents approximately 58.62% of the shares of Common Stock, based upon 55,341,445 shares of Common Stock issued and outstanding as of April __, 2012.

The share number includes (i) 1,558,975 stock options held by Mr. Peizer individually, (ii) 327,500 shares of Common Stock beneficially owned by Reserva, which is owned and controlled by Mr. Peizer, (iii) 567,916 shares of Common Stock beneficially owned by Bonmore, which is owned and controlled by Mr. Peizer, (iv) 21,247,649 shares of Common Stock beneficially owned by Socius, and (v) 23,333,339 shares of Common Stock underlying warrants held by Socius.   Mr. Peizer is the managing director of Socius.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, as its Managing Director, Mr. Peizer may be deemed to beneficially own or control shares owned by Socius, Reserva and Bonmore.  Mr. Peizer disclaims beneficial ownership of securities held by Socius.

(b)  Reserva and Bonmore, which are owned and controlled by Mr. Peizer, have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by them in Item 5(a) hereof.  Socius, which is controlled by Mr. Peizer, has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock underlying the warrants reported as beneficially owned by it in Item 5(a) hereof.  Mr. Peizer has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock underlying the employee stock options reported as beneficially owned by him in Item 5(a) hereof. See rows 7 through 10 of each cover page for the Reporting Persons.

(c)  Except as described in this Amendment No. 2, the Reporting Persons have not effected any transactions in the securities of the Issuer during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and restated in its entirety as follows:

Pursuant to a Securities Purchase Agreement, dated April 17, 2012, Socius purchased 10,965,050 shares of Common Stock and a warrant to purchase 10,965,050 shares of Common Stock.  In connection therewith, Socius and the Issuer agreed to exchange the February Note in the aggregate principal amount of $975,000, plus accrued interest.

Pursuant to a Securities Purchase Agreement, dated February 22, 2012, Socius purchased a $775,000 secured convertible promissory note (the “February Note”) and a warrant to purchase an aggregate of 2,583,334 shares of Common Stock (the “February Warrant”).  The exercise price of the February Warrant is subject to adjustment for certain share issuances below the initial exercise price.  The February Warrant expires on February 22, 2016.

The February Note matures on April 15, 2012 and bears interest at an annual rate of 12% payable in cash at maturity, prepayment or conversion.  The February Note and any accrued interest are convertible at the holder’s option into Common Stock equal to the amount converted divided by $0.30 per share of Common Stock.

On April 11, 2012, the Issuer and Socius amended the February Note to increase the outstanding principal amount to $975,000. In connection therewith, the Issuer increased the number of shares exercisable under the February Warrant to $3,250,000.

Pursuant to a Securities Purchase Agreement, dated August 17, 2011, Socius purchased a $650,000 secured convertible promissory note (the “August Note”) and a warrant to purchase an aggregate of 2,500,000 shares of Common Stock, or in the event of a financing of at least $2,000,000 (a “Qualified Financing”), an amount equal to the price per share of the securities issued in the Qualified Financing multiplied by a factor equal to twice the product of the number of warrants issued in the Qualified Financing divided by the number of shares issued in the Qualified Financing at a purchase price of $0.32 per share (the “August Warrant”).  The exercise price of the August Warrant and number of shares of Common Stock issuable under the August Warrant are subject to anti-dilution provisions, subject to customary exceptions. The August Warrant expires on August 17, 2016.

The August Note matures on November 17, 2011 and bears interest at an annual rate of 12% payable in cash at maturity, prepayment or conversion. The August Note and any accrued interest are convertible at the holder’s option into the Common Stock or securities issued in the next Qualified Financing.  The conversion price for the August Note, if converted at Socius’s option is equal to the lowest of (i) $0.26 per share of Common Stock, (ii) the lowest price per share of Common Stock into which any security is convertible in any Qualified Financing, and (iii) the volume weighted average price per share for the 10 days following the effective date of the reverse split.

Effective October 5, 2011, Socius entered into a Consent Agreement (the “Consent Agreement”) with the Issuer in connection with the August Note.  The Consent Agreement provided that the maturity date of the August Note be extended to January 3, 2012 and that the August Note be secured by a first priority security interest in all assets of the Issuer on a pari passu basis with the other notes issued simultaneously therewith.

On each of November 2, 2011, November 15, 2011, November 30, 2011 and December 8, 2011, the Issuer and Socius agreed to increase the outstanding principal amount of the August Note to an aggregate of $1,250,000 and in connection therewith, the Issuer increased the number of shares exercisable under the August Warrant to an aggregate of 4,807,694 shares of Common Stock

On each of November 2, 2011, November 15, 2011 and December 8, 2011, the Issuer and Socius entered into amendments to the Consent Agreement to adjust Socius’s sharing percentage in recoveries against collateral securing the August Note in order to reflect the increased principal amount thereunder.

On December 27, 2011, Socius converted the August Note in the amount of $1,286,089 of principal and interest, into 4,946,495 shares of Common Stock at $0.26 per share and received a warrant to purchase an aggregate of 8,333,333 shares of the Common Stock at $0.32 per share.  The warrant contains anti-dilution provisions, and the per share exercise price of $0.32 and number of shares of Common Stock underlying the Fifth Amended and Restated Warrant are subject to adjustment for financings and share issuances below the exercise price.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

99.1 Joint Filing Agreement dated April 27, 2012, by and among the Reporting Persons pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
99.2 Fourth Amended and Restated Secured Convertible Promissory Note by and between Catasys, Inc. and Socius Capital Group, LLC, dated December 8, 2011 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 14, 2011)
99.3 Fourth Amended and Restated Warrant by and between Catasys, Inc. and Socius Capital Group, LLC, dated December 8, 2011 (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 14, 2011).
99.4 Third Amendment to Consent Agreement, dated December 8, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 14, 2011).
99.5 Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 27, 2011).
99.6 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 27, 2011).
99.7 Secured Convertible Promissory Note, dated February 22, 2012 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 28, 2011).
99.8 Warrant, dated February 22, 2012 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on February 28, 2011).
99.9 Secured Convertible Promissory Note, dated April 11, 2012 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 13, 2011).
99.10 Warrant, dated April 11, 2012 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 13, 2011).
99.11 Form of Securities Purchase Agreement, dated April 17, 2012 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 20, 2011).
99.12 Form of Warrant, dated April 17, 2012 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 20, 2011).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 27, 2012	SOCIUS CAPITAL GROUP, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: April 27, 2012	RESERVA CAPITAL, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: April 27, 2012	BONMORE, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: April 27, 2012	/s/ Terren S. Peizer
	Name:	Terren S. Peizer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D/A (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Catasys, Inc. and further agree to the filing of this Joint Filing Agreement as an Exhibit thereto. In addition, each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D/A. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

Date: April 27, 2012	SOCIUS CAPITAL GROUP, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: April 27, 2012	RESERVA CAPITAL, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: April 27, 2012	BONMORE, LLC
	By:	/s/ Terren S. Peizer
	Name:	Terren S. Peizer
	Title:	Managing Member

Date: April 27, 2012	/s/ Terren S. Peizer
	Name:	Terren S. Peizer